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                                            FILING PURSUANT TO RULE 425
                                            Filer: MedicaLogic, Inc.
                                            Subject Company: MedicaLogic, Inc.
                                            No. 000-28285
                                            No. 333-32390

THIS COMMUNICATION IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND THE SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS OF MEDICALOGIC. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF MEDICALOGIC AND MEDSCAPE THAT HAVE BEEN MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING MEDICALOGIC'S REGISTRATION STATEMENT ON FORM S-4, WITH RESPECT TO THE MERGERS REFERRED TO IN THE FOLLOWING PRESENTATION PRIOR TO THE VOTE OF THE SHAREHOLDERS OF THE RESPECTIVE COMPANIES AND THE ISSUANCE OF THE COMMON STOCK OF MEDICALOGIC IN THE MERGERS. THESE FILED DOCUMENTS ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL RETRIEVAL SERVICES AND FOR NO CHARGE AT THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT http://www.sec.gov.

FOR IMMEDIATE RELEASE

        MEDICALOGIC ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS TO APPROVE
               PENDING MEDSCAPE MERGER AND TOTAL EMED ACQUISITION

HILLSBORO, ORE. - APRIL 5, 2000 - MedicaLogic, Inc. (NASDAQ: MDLI), The Online Health Record Company-TM-, today announced that it has scheduled a special shareholders meeting to approve its pending merger with Medscape, Inc. (NASDAQ:
MSCP), and to approve its pending acquisition of Total eMed, Inc. The meeting will convene on May 10, 2000, 8:00 a.m. PST at the company's Hillsboro, Ore. headquarters and will first address the Total eMed acquisition. The meeting is expected to adjourn to May 15, 2000, 8:00 a.m. PST at the same location, for the vote on the Medscape merger in order to coincide with Medscape's special shareholder meeting in New York.

Mark Leavitt, MD, Ph.D., Chairman and CEO of MedicaLogic noted, "We are pleased with the continued progress on the previously announced merger with Medscape and acquisition of Total eMed. We presently anticipate that the mergers will be completed in the second quarter of 2000, pending final regulatory approval."

As announced on February 22, MedicaLogic will exchange 0.323 shares of its common stock for each outstanding share of Medscape stock and shareholders of Total eMed will receive 8 million shares of MedicaLogic common stock for all of its outstanding shares and options. Both will be accounted as purchase transactions and are subject to customary conditions, including the usual governmental and regulatory approvals.

MedicaLogic will mail the proxy, deemed effective by the Securities and Exchange Commission, on or about April 6, 2000. MedicaLogic shareholders of record on March 31, 2000 are entitled to receive notice of, and vote at, the meeting.

Election forms should be completed and delivered in accordance with the instructions set forth in the form. MedicaLogic shareholders not attending the meeting must deliver their completed election forms to ChaseMellon Shareholder Services, the transfer agent, by 5:00 PM Eastern time, on May 9, 2000 in order for their vote to be valid. MedicaLogic shareholders may call ChaseMellon at
(800) 522-6645 with any questions about the election form.

ABOUT MEDICALOGIC
MedicaLogic, Inc. (NASDAQ: MDLI), The Online Health Record Company-TM-, brings the Internet to the point of care with ehealthcare products and services for physicians and their patients. MedicaLogic connects patients and physicians in ways that enhance the quality, delivery and cost-effectiveness of healthcare. Based in Hillsboro, OR, the company also maintains product development offices in San Francisco and Houston. For additional information about MedicaLogic, go to http://www.medicalogic.com.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE FORWARD-LOOKING STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AS WELL AS ON A NUMBER OF ASSUMPTIONS ABOUT FUTURE EVENTS, AND ARE SUBJECT TO FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING THE POSSIBILITY THAT MEDICALOGIC'S MERGERS WITH MEDSCAPE AND TOTAL EMED MAY NOT BE COMPLETED AND THE OTHER FACTORS DESCRIBED IN MEDICALOGIC'S REGISTRATION STATEMENT ON FORM S-4 AND MEDICALOGIC'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE READER IS CAUTIONED NOT TO PUT UNDUE RELIANCE ON FORWARD-



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LOOKING STATEMENTS, WHICH ARE NOT A GUARANTEE OF FUTURE PERFORMANCE AND ARE
SUBJECT TO A NUMBER OF UNCERTAINTIES AND OTHER FACTORS, MANY OUTSIDE MEDICALOGIC'S CONTROL.

ABOUT MEDSCAPE
Medscape, Inc. (NASDAQ NM: MSCP), the leading provider of authoritative health and medical information on the Internet since 1995, currently operates two primary healthcare Web sites, medscape.com and CBSHealthWatch by Medscape. As of December 31, 1999, Medscape.com had more than 1.7 million registered members worldwide, including over 280,000 registered as physicians, 860,000 registered as allied healthcare professionals and 630,000 registered as consumers.

THE STATEMENTS MADE IN THIS PRESS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS MAY DIFFER FROM MEDSCAPE'S EXPECTATIONS.

ABOUT TOTAL EMED
Total eMed, Inc. is a privately held Nashville-based medical information management company offering a new approach to physician-driven medical transcription. Total eMed provides premium web-based medical transcription services to over 1000 ambulatory physicians in seven states utilizing digital voice capture, dedicated circuits, and the Internet to connect physicians and professional medical transcriptionists through a national data center. The company's unique clinical application improves medical transcription efficiency and accuracy while capturing the record of the patient-physician encounter in digital format.

ADDITIONAL INFORMATION
This communication is filed with the Securities and Exchange Commission pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and the solicitation of proxies by the Board of Directors of MedicaLogic. Investors are urged to read the various filings of MedicaLogic and Medscape that have been made with the Securities and Exchange Commission, including MedicaLogic's Registration Statement on Form S-4, with respect to the mergers referred to in the following presentation prior to the vote of the shareholders of the respective companies and the issuance of common stock of MedicaLogic in the mergers. These filed documents are available to the public from commercial retrieval services and for no charge at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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CONTACTS:
MedicaLogic Media Relations            MedicaLogic Investor Relations
Alexa Venegas                          Greg Mann
Wave Rock Communications               greg.mann@medicalogic.com
avenegas@wave-rock.com                 (503) 466.3632
(503) 944.6204

Medscape Media and Investor Relations
David Fluhrer
(212) 760.3138
david_fluhrer@mail.medscape.com